SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-l(a) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)
                              (Amendment No. 1)/1/


                           EXCEL Communications, Inc.
                           ---------------------------
                                (Name of Issuer)


                     Common Stock $.001 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   30065K 10 4
                                  ------------
                                 (CUSIP Number)


                           J. Christopher Dance, Esq.
  8750 North Central Expressway, Suite 2000, Dallas, Texas 75231, (214)863-8000
  -----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 14, 1998
                                ----------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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1. NAME OF REPORTING PERSON - Troutt Partners, Ltd.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) - 75-2664332


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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                  (b)  [X]


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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS

     00


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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                 [ ]


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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas


                  7. SOLE VOTING POWER
                            0
NUMBER OF
SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             53,000,000
OWNED BY
REPORTING         9.  SOLE DISPOSITIVE POWER
PERSON WITH                 0
                 10.  SHARED DISPOSITIVE POWER
                         53,000,000


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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

    53,000,000


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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    40.0%

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14. TYPE OF REPORTING PERSON

    PN

                                  SCHEDULE 13D


CUSIP No.  300903101
           ---------


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1.   NAME OF REPORTING PERSON - Troutt Family Trust

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) - The Trust does not have an I.R.S. identification number (since it is not required for federal income tax purposes).


-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]
                                                                  (b)  [X]

-------------------------------------------------------------------------------
3.   SEC USE ONLY


-------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     00

-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                 [ ]


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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas


                  7. SOLE VOTING POWER
                            0
NUMBER OF
SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             63,680,000
OWNED BY
REPORTING         9.  SOLE DISPOSITIVE POWER
PERSON WITH                 0
                 10.  SHARED DISPOSITIVE POWER
                         63,680,000


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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

    63,680,000

-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    48.1%

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14. TYPE OF REPORTING PERSON

    OO

                                 SCHEDULE 13D


CUSIP No. 300903101
          ---------

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1.  NAME OF REPORTING PERSON - Kenny A. Troutt

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) - ###-##-####


-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                  (b)  [X]

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3.  SEC USE ONLY


-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    00

-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                                            [ ]


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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States


                  7. SOLE VOTING POWER
                            0
NUMBER OF
SHARES            8.  SHARED VOTING POWER
BENEFICIALLY             63,680,800
OWNED BY
REPORTING         9.  SOLE DISPOSITIVE POWER
PERSON WITH                 0
                 10.  SHARED DISPOSITIVE POWER
                         63,680,000


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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

    63,680,000

-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    48.1%

-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN

            This constitutes Amendment No. 1 to the Schedule 13D (the "Statement") filed with the Securities and Exchange Commission (the "Commission") by Trout Partners, Ltd., a Texas limited partnership (the "Partnership"), the Trout Family Trust, a trust formed under the laws of the State of Texas (the "Family Trust"), and Kenny A. Troutt (collectively with the Partnership and the Family Trust, the "Reporting Persons"), with respect to the Common Stock, $.001 par value (the "Common Stock"), of Excel Communications, Inc. a Delaware corporation (the "Issuer"). The percentage of Common Stock reported in this Amendment No. 1 as being beneficially owned by the Reporting Persons is based upon 132,259,389 shares of Common Stock outstanding, representing the number of shares of Common Stock outstanding as of June 14, 1998 and after giving effect to the number of shares of Common Stock beneficially owned by the Reporting Persons.


Item 4.  Purpose of Transaction.
         ----------------------

            The information in Item 6 of this Amendment No. 1 is incorporated herein by reference.

            Except as described in such Item 6, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.
        ------------------------------------

            The second paragraph of Item 5 of the Statement is amended in its entirety to read as follows:

            As of the date hereof, (i) the Partnership owns beneficially and of record 53,000,000 shares of Common Stock as to which it has shared voting power and shared dispositive power; (ii) the Family Trust beneficially owns 63,680,000 shares of the Common Stock as to which it has shared voting power and shared dispositive power and (iii) Kenny A. Trout beneficially owns 63,680,000 shares of Common Stock as to which he has shared voting power and shared dispositive power.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

            On June 14, 1998, the Issuer, Teleglobe Inc., a corporation governed by the Canada Business Corporations Act ("Teleglobe"), and North Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of Teleglobe ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will be merged (the "Merger") with and into the Issuer, with the Issuer surviving the Merger as a wholly owned subsidiary of Teleglobe. At the effective time of the Merger, among other things, each issued and outstanding share of the Common Stock automatically will be converted into .855 of a common share of Teleglobe capital stock.

            As an inducement to Teleglobe to enter into and execute, and to cause Merger Sub to enter into and execute, the Merger Agreement, and in reliance on certain representations and warranties of Teleglobe contained in the Merger Agreement, the Reporting Persons and Austex Enterprises, Ltd., ("Austex"), the beneficial owner of 7,367,933 shares of Common Stock as of June 14, 1998 (representing approximately 5.6% of the Common Stock outstanding as of

June 14, 1998, each entered into a Consent and Voting Agreement with Teleglobe (the "Agreement").

            Pursuant to the Agreement, the Reporting Persons and Austex severally executed irrevocable written consents in lieu of a meeting of stockholders of the Issuer approving the Merger Agreement and the Merger. In addition, the Reporting Persons and Austex severally agreed that, during the term of the Agreement, if requested by Teleglobe, they would vote their shares of the Common Stock in favor of approving the Merger Agreement and the Merger at any meeting of stockholders of the Company, however called, or provide a written consent in favor of the same in lieu of voting at a meeting of the stockholders, as the case may be.

            In furtherance of the foregoing, the Reporting Persons and Austex severally granted to Teleglobe an irrevocable proxy, and appointed certain officers of Teleglobe as their attorneys-in-fact, to vote their shares in favor of approving the Merger Agreement and the Merger. As a result of the granting of the irrevocable proxies, Teleglobe may be deemed to share voting power with respect to the shares of the Common Stock owned by the Reporting Persons.

            If the Merger Agreement is terminated in accordance with its terms, the Agreement will automatically terminate. In addition, if the exchange ratio or the merger consideration is changed, or if the conditions precedent to the consummation of the Merger are amended or any material condition precedent is waived, in each case, without the prior written consent of the Reporting Persons, the Reporting Persons may terminate the Agreement.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit 1  Excel Consent and Voting Agreement
---------

                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


TROUTT PARTNERS, LTD.

By: The Troutt Family Trust,
    its general partner


By:  /s/  KENNY A. TROUTT
    ----------------------------
    Trustee                                  Date:     June 19, 1998



THE TROUTT FAMILY TRUST

By: /s/  KENNY A. TROUTT
    ----------------------------
    Trustee                                  Date:     June 19, 1998



    /s/ KENNY A. TROUTT
    ----------------------------
    Kenny A. Troutt, individually            Date:     June 19, 1998

                                 Exhibit Index
                                ----------------




Exhibit 1           Excel Consent and Voting Agreement